

October 28, 2011

Via U.S. Mail
Mr. Michael J. Ulrich
Chesapeake Granite Wash Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

Via E-mail to Jeff Zanotti, Esq., In-House Counsel
Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer, and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Granite Wash Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 18, 2011**
> **File No. 333-175395**
>
> **Chesapeake Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed October 18, 2011**
> **File No. 333-175395-01**

Dear Mr. Ulrich and Ms. Grigsby:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Forms S-1 and S-3

General

1.   We note your revised disclosures with respect to the underwriters' "option to purchase additional common units." Please revise your filing to clarify the purpose and any conditions under which the trust will grant this option. We refer you to Section 2 of your Form of Underwriting Agreement, filed as Exhibit 1.1, which provides, "Additional Units may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering…"

Summary, page 1

Target Distributions and Subordination and Incentive Thresholds, page 5

2.   We note your disclosure in the notes to the table at page B-1 that for each quarter, the incentive threshold equals 120% of the target distribution. Please add this disclosure to your prospectus summary.

Risk Factors, page 20

The hedging arrangements for the trust…, page 28

3.   Please revise this risk factor to briefly describe Chesapeake Energy Corporation's drilling obligations under the hedging arrangements. Please ensure that such description includes all material terms of the drilling covenants, including, without limitation, a quantification of the wells to be drilled and completed by each reference period end date.

Exhibits

4.   We note your response to comment 1 from our letter dated September 30, 2011, and re-issue such comment in part. Please file the complete version of each of your material agreements. In that regard, we note that there are missing schedules and exhibits in several of your filed agreements. We also note that such missing information does not appear to be limited to information of the type contemplated by Instruction 1 to Item 601 of Regulation S-K. For example, and without limitation, we note that you have not filed certain exhibits to your material agreements filed as Exhibits 10.1 and 10.2.

Exhibit 5.1

5.   Please obtain and file a revised legality opinion that does not assume that the common units will be "duly issued." In that regard, we note that such assumption could be interpreted to assume the valid issuance of the units.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Michael S. Telle, Esq.
        Bracewell & Giuliani LLP